

August 1, 2014

Via E-mail
Greg Dawson
Chief Financial Officer
Kentucky Bancshares, Inc.
P.O. Box 157
Paris, Kentucky 40362

> **Re: Kentucky Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 000-52598**

Dear Mr. Dawson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

December 31, 2013 Form 10-K

Financial Statements, Note 19 – Pension Matter, page 87

1. We note your disclosure related to the judgment in favor of the PBGC. Please provide us the following information:

   a. Tell us how you determined the $1.6 million liability;
   b. Tell us the total amount recorded in the income statement and where the amounts are presented;
   c. Tell us how you determined the income statement impact was a decrease of $470 thousand compared to the net income disclosed in the January 31, 2014 Form 8-K; and

Greg Dawson
Kentucky Bancshares, Inc.
August 1, 2014
Page 2

       d. Tell us if you have recorded any benefit related to your indemnification undertakings. If so, please tell us the guidance supporting your recognition of the benefit and tell us how you considered the guidance in ASC 450-30-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant